FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 10, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,763,211	1.12	1.12

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-	-	-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,763,211	1.12	1.12

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

646	0,00	0,00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

646	0,00	0,00

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2011 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

244,567,452	28.03	28.03

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

BANIF CORRETORA DE VALORES E CAMBIO S/A	Buy	1/14/2011	59.700	28.67	1,711,939.47
Share

Common

LIQUIDEZ DTVM LTDA E CORR. DE MERC. NA BM&F	Buy	1/17/2011	45.000	29.01	1,305,694.24
Share

Common

MORGAN STANLEY CTVM S.A.	Buy	17/01/2011	55.000	28.99	1,594,927.59
Share

Common

BANIF CORRETORA DE VALORES E CAMBIO S/A	Buy	1/18/2011	81.400	28.51	2,321,460.23
Share

Common

MORGAN STANLEY CTVM S.A.	Buy	1/27/2011	93.400	28.49	2,661,057.36
Share

Common

SOCOPA SOC. COR. PAULISTA S/A	Buy	1/2/2011	128.700	28.28	3,639,917.18
Share

Common

Hedging D	Buy	1/7/2011	240.000	28.37	6,808,456.00
Share

Common

GRADUAL	Buy	1/10/2011	97.100	28.31	2,749,023.00
Share

Common

SOLIDEZ	Buy	1/11/2011	167.600	28.76	4,820,466.00
Share

Common

GRADUAL	Buy	1/12/2011	816.600	28.96	23,647,404.00
Share

Common

PLANNER	Buy	1/13/2011	150.000	28.45	4,266,925.00
Share

Common

PLANNER	Buy	1/14/2011	501.600	27.97	14,030,065.00
Share

Common

BANIF	Buy	1/17/2011	200.000	27.74	5,547,281.00
Share

Common

GRADUAL	Buy	1/18/2011	9.500	28.19	267,805.00
Share

Common

PLANNER	Buy	1/21/2011	180.000	28.60	5,148,678.00
Share

Common

BANIF	Buy	1/24/2011	92.000	28.54	2,625,551.00
Share

Common

MERRILL LYNCH S/A C.T.V.M.	Sell	1/20/2011	8.000	27.92	223,370.00
Share

Common

MERRILL LYNCH S/A C.T.V.M.	Sell	1/04/2011	682.000	27.43	18,692,197.12

Closing Balance

Security/ Derivative	Characteristic of ,Security	Number	% interest
Same kind	Total
Share

Common

246,795,052	28.29	28.29

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14,020	0,00	0,00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14,020	0,00	0,00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 10, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director